UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission file number 333-17795

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

                            For Period Ended:    June 30, 2007
                            [ ] Transition Report on Form 10-K
                            [ ] Transition Report on Form 20-F
                            [ ] Transition Report on Form 11-K
                            [ ] Transition Report on Form 10-Q
                            [ ] Transition Report on Form N-SAR
                            For the Transition Period Ended:____________________


If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

N/A
---

PART I - REGISTRANT INFORMATION

Waterford Gaming, L.L.C.
------------------------
Full Name of Registrant

N/A
-------------------------
Former Name if Applicable

914 Hartford Turnpike, P.O. Box 715
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Waterford, CT 06385
------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III --NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company is filing this Notification of Late Filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 because the Company has determined that it will be unable to file the Form 10-Q by the due date of August 14, 2007 or by the extension date of August 20, 2007. Accordingly, the Company is not requesting the five-day extension permitted by the rules of the Securities and Exchange Commission.

     The Company is unable to file a timely Form 10-Q because on August 7, 2007 the Company's accountant, PricewaterhouseCoopers LLP, brought to the Company's attention an issue regarding its independence under the rules of the Public Company Accounting Oversight Board (United States). In fiscal years 2006 and 2007, PricewaterhouseCoopers LLP performed income tax services for the Company's Chief Executive Officer. As a result, the Company is unable to have its interim financial statements for the second quarter of 2007 reviewed as required by Rule 10-01(d) of Regulation S-X by either the due date of August 14, 2007 or by the extension date of August 20, 2007.

     The Company is providing the attached supplemental information that would have been filed as part of its Form 10-Q. The attached supplemental information contains financial information which has not been reviewed by an independent public accountant. Such supplemental information may be subject to change upon completion of such review.

     At this time the Company is evaluating different alternatives but has not determined how to address this matter. If the independence issue cannot be resolved, the financial statements for fiscal year 2006 may have to be re-audited and the Quarterly Report on Form 10-Q for the first quarter of 2007 may have to be re-reviewed by an accountant who is independent.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Len Wolman                    (860)                   442-4559
     ----------                 -----------           ------------------
       (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).[ ]Yes [X]No

          The Company has filed the following periodic reports: Form 10-Q for the quarterly period ended March 31, 2007 and Form 10-K for the fiscal year ended December 31, 2006. If the independence issue cannot be resolved, the financial statements for fiscal year 2006 may have to be re-audited and the Quarterly Report on Form 10-Q for the first quarter of 2007 may have to be re-reviewed by an accountant who is independent and then the Form 10-Q and Form 10-K will have to be re-filed with the Securities and Exchange Commission.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                            Waterford Gaming, L.L.C.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2007               By: /s/ Len Wolman
                                        -----------------------------------
                                        Len Wolman, Chief Executive Officer

                            WATERFORD GAMING, L.L.C.
                        INDEX TO SUPPLEMENTAL INFORMATION



                                                                            Page
                                                                          Number

PART I -- FINANCIAL INFORMATION

Item 1 -- Financial Statements

Condensed Balance Sheets of Waterford Gaming, L.L.C. as of
June 30, 2007 and December 31, 2006 (unaudited)                             4
Condensed Statements of Income of Waterford Gaming, L.L.C.
for the three-month and six-month periods ended
June 30, 2007 and 2006 (unaudited)                                          5
Condensed Statements of Changes in Member's Deficiency of
Waterford Gaming, L.L.C. for the six-month periods ended
June 30, 2007 and 2006 (unaudited)                                          6
Condensed Statements of Cash Flows of Waterford Gaming, L.L.C.
for the six-month periods ended June 30, 2007 and 2006 (unaudited)          7
Notes to Condensed Financial Statements for Waterford
Gaming, L.L.C. (unaudited)                                                  8

Item 2 -- Management's Discussion and Analysis of Financial
          Condition and Results of Operations                              13
Item 3 -- Quantitative and Qualitative Disclosures about
          Market Risk                                                      27
Item 4 -- Controls and Procedures                                          28

PART II -- OTHER INFORMATION

Item 1 -- Legal Proceedings                                                28
Item 2 -- Changes in Securities                                            29
Item 3 -- Defaults upon Senior Securities                                  29
Item 4 -- Submission of Matters to a Vote of Security Holders              29
Item 5 -- Other Information                                                29

PART I -- FINANCIAL INFORMATION

Item 1 -- Financial Statements


                            Waterford Gaming, L.L.C.

                            Condensed Balance Sheets

                       June 30, 2007 and December 31, 2006

                                   (Unaudited)

                 -----------------------------------------------


                                                                                   June 30,        December 31,
                                                                                     2007              2006
                                                                                -------------      ------------
               ASSETS

Current assets
    Cash and cash equivalents                                                   $     349,351      $  5,545,447
    Restricted investments                                                          4,761,669         5,127,232
    Other current assets                                                               83,830            43,732
                                                                                -------------      ------------
      Total current assets                                                          5,194,850        10,716,411

Trading Cove Associates - equity investment                                        16,905,623        17,361,101
Beneficial interest - Leisure Resort Technology, Inc.                               2,840,637         3,028,079
Deferred financing costs, net of accumulated amortization of $2,327,255
      and $2,055,152 at June 30, 2007 and December 31, 2006, respectively,          1,515,776         1,787,879
                                                                                -------------      ------------
      Total assets                                                              $  26,456,886      $ 32,893,470
                                                                                =============      ============


               LIABILITIES AND MEMBER'S DEFICIENCY

Current liabilities
    Accrued expenses and accounts payable                                       $     147,163      $    313,789
    Accrued interest on senior notes payable                                        2,759,664         2,972,405
                                                                                -------------      ------------
      Total current liabilities                                                     2,906,827         3,286,194

8.625% senior notes payable                                                       108,666,000       117,043,000
                                                                                -------------      ------------
      Total liabilities                                                           111,572,827       120,329,194
                                                                                -------------      ------------
Commitments and contingent liabilities

Member's deficiency                                                               (85,115,941)      (87,435,724)
                                                                                -------------      ------------
      Total liabilities and member's deficiency                                 $  26,456,886      $ 32,893,470
                                                                                =============      ============

The accompanying notes are an integral part of these condensed financial statements.

                            Waterford Gaming, L.L.C.

                         Condensed Statements of Income

            For the three and six months ended June 30, 2007 and 2006

                                   (Unaudited)
            ---------------------------------------------------------


                                                      For the           For the           For the          For the
                                                    three months      three months       six months       six months
                                                       ended             ended             ended            ended
                                                   June 30, 2007     June 30, 2006      June 30, 2007    June 30, 2006
                                                  ---------------   ----------------   ---------------  ---------------

Expenses

     Interest expense                             $     2,343,110   $      2,654,020   $     4,834,738  $     5,422,872
     Premium on redemption of 8.625% senior notes             ---                ---           467,520          427,223
     Salary - related party                               369,595            324,973           728,145          636,475
     General and administrative                            76,000             87,752           163,618          165,724
     Amortization of beneficial interest -
        Leisure Resort Technology, Inc.                    94,239             94,239           187,442          187,442
     Amortization on deferred financing costs              72,445             82,058           272,103          279,526
                                                  ---------------   ----------------   ---------------  ---------------

             Total expenses                             2,955,389          3,243,042         6,653,566        7,119,262
                                                  ---------------   ----------------   ---------------  ---------------


     Interest and dividend income                          93,729             98,983           262,309          237,798
     Equity in income of
        Trading Cove Associates                         8,976,426          8,596,927        18,077,000       16,715,923
                                                  ---------------   ----------------   ---------------  ---------------
             Net income                           $     6,114,766   $      5,452,868   $    11,685,743  $     9,834,459
                                                  ===============   ================   ===============  ===============


The accompanying notes are an integral part of these condensed financial statements.

                            Waterford Gaming, L.L.C.

             Condensed Statements of Changes in Member's Deficiency

               For the six months ended June 30, 2007 and 2006

                                   (Unaudited)

             ------------------------------------------------------

For the six months ended June 30, 2007

Balance, January 1, 2007                                    $    (87,435,724)

Distributions                                                     (9,365,960)

Net income                                                        11,685,743
                                                            ----------------
Balance, June 30, 2007                                      $    (85,115,941)
                                                            ================


For the six months ended June 30, 2006

Balance, January 1, 2006                                    $    (99,423,755)

Distributions                                                     (7,625,525)

Net income                                                         9,834,459
                                                            ----------------
Balance, June 30, 2006                                      $    (97,214,821)
                                                            ================


The accompanying notes are an integral part of these condensed financial statements.

                            Waterford Gaming, L.L.C.

                       Condensed Statements of Cash Flows

                 For the six months ended June 30, 2007 and 2006

                                   (Unaudited)
                 -----------------------------------------------

                                                                         2007          2006
                                                                    -------------  -------------

Cash flows from operating activities
    Net income                                                      $  11,685,743  $   9,834,459
    Adjustments to reconcile net income
      to net cash provided by operating activities
         Amortization                                                     459,545        466,968
         Accretion of discount on restricted investment securities       (124,308)      (115,093)
         Equity in income of Trading Cove Associates                  (18,077,000)   (16,715,923)
         Operating distributions from Trading Cove Associates          18,532,478     16,993,215
         Changes in operating assets and liabilities
           Other current assets                                           (40,098)       (56,613)
           Accrued expenses and accounts payable                         (166,626)      (219,137)
           Accrued interest on senior notes payable                      (212,741)      (164,489)
                                                                    -------------  -------------
                  Net cash provided by
                     operating activities                              12,056,993     10,023,387
                                                                    -------------  -------------
Cash flows from investing activities
    Maturities of restricted investments                               15,085,358      5,682,004
    Purchases of restricted investments                               (14,595,487)    (5,304,953)
                                                                    -------------  -------------
                  Net cash provided by
                     investing activities                                 489,871        377,051
                                                                    -------------  -------------
Cash flows from financing activities
    Redemption of  8.625% senior notes payable                         (8,377,000)    (6,477,000)
    Distributions to member                                            (9,365,960)    (7,625,525)
                                                                    -------------  -------------
                  Net cash used in
                     financing activities                             (17,742,960)   (14,102,525)
                                                                    -------------  -------------
                  Net change in cash and cash equivalents              (5,196,096)    (3,702,087)

Cash and cash equivalents

Beginning of period                                                     5,545,447      4,967,809
                                                                    -------------  -------------
End of period                                                       $     349,351  $   1,265,722
                                                                    =============  =============


Supplemental disclosure of cash flow information:
    Cash paid during the period for interest                        $   5,047,479  $   5,587,361
                                                                    =============  =============


    Cash paid during the period for premium on
      redemption of 8.625% senior notes                             $     467,520  $     427,223
                                                                    =============  =============

The accompanying notes are an integral part of these condensed financial statements.

                            WATERFORD GAMING, L.L.C.

                     NOTES TO CONDENSED FINANCIAL STATEMENTS

                                   (Unaudited)


Note 1.      Basis of Presentation:

The unaudited condensed interim financial statements have been prepared in accordance with the policies described in Waterford Gaming, L.L.C.'s (the "Company") 2006 financial statements and should be read in conjunction with the Company's Annual Report for the fiscal year ended December 31, 2006 on Form 10-K as filed with the Securities and Exchange Commission (the "Commission") on March 21, 2007. The condensed balance sheet at December 31, 2006, contained herein, was derived from the December 31, 2006 financial statements, but does not include all disclosures contained in the Form 10-K and required by accounting principles generally accepted in the United States of America. The unaudited condensed interim financial statements include only normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of such statements in conformity with accounting principles generally accepted in the Unites States of America for interim reporting. Statements of income for the period are not necessarily indicative of the results to be expected for the full year.

In June 2003, the Company, with its wholly-owned subsidiary, Waterford Gaming Finance Corp. ("Finance"), issued $155 Million of 8.625% Senior Notes due 2012 (the "8.625% Senior Notes") in connection with the redemption of the Company's and Finance's $125 million of 9.50% Senior Notes due 2010 (the "$125 Million Senior Notes").

Finance has no activity and maintains only $100 in cash. Therefore, it is not consolidated in the accompanying financial statements of the Company.

Note 2.      Trading Cove Associates - Equity Investment:

As of June 30, 2007 and 2006, the following unaudited summary information relates to Trading Cove Associates ("TCA" or "Trading Cove"). Total revenues and net income are for the six-month periods ended June 30, 2007 and 2006:

                                                2007              2006
                                           -------------     -------------


Total current assets                       $  28,909,702     $  28,578,331
                                           =============     =============
Total assets                               $  30,573,208     $  30,463,355
Total liabilities                             (1,350,856)         (424,660)
                                           -------------     -------------
Partners' capital                          $  29,222,352     $  30,038,695
                                           =============     =============

Total revenues                             $  37,696,716     $  36,533,957
                                           =============     =============
Net income                                 $  36,594,027     $  36,371,873
                                           =============     =============
Company's interest:
  Trading Cove Associates -
   equity investment, beginning
   of period                               $  17,361,101     $  17,406,115
   Distributions                             (18,532,478)      (16,993,215)
                                           -------------     -------------
                                              (1,171,377)          412,900
                                           -------------     -------------
Income from Trading Cove
  Associates                                  18,297,014        16,935,937
Amortization of interests
  purchased                                     (220,014)         (220,014)
                                           -------------     -------------
Equity in income of
  Trading Cove Associates                     18,077,000        16,715,923
                                           -------------     -------------
Trading Cove Associates -
  equity investment, end of period         $  16,905,623     $  17,128,823
                                           =============     =============

Note 3.      Beneficial Interest - Leisure Resort Technology, Inc.:

On January 6, 1998, pursuant to the settlement and release agreement described in Note 6 below, the Company paid $5,000,000 to Leisure Resort Technology, Inc. ("Leisure") and, among other things, Leisure gave up (a) its beneficial interest of 5% in certain fees and excess cash flows, as defined, of TCA and (b) any other claims it may have had against the Company, TCA and Kerzner Investments Connecticut, Inc. (formerly Sun Cove Limited, "Kerzner Investments") and RJH Development Corp. (a former partner of TCA).

On August 6, 1997, Leisure, a former partner of TCA, filed a lawsuit against TCA, Kerzner Investments, RJH Development Corp., the Company and its owners, claiming breach of contract, breach of fiduciary duties and other matters in connection with the development of the Mohegan Sun Casino (the "Mohegan Sun") by TCA.

In connection with the settlement of all matters related to such suit, pursuant to a settlement and release agreement, the Company agreed to acquire Leisure's interests in TCA. As a result of this acquisition, Leisure no longer has the right to 5% of the Organizational and Administrative Fee, as defined in the Organizational and Administrative Services Agreement, and 5% of TCA's Excess Cash as defined in TCA's partnership agreement; instead the Company is entitled to the fees and cash.

On March 18, 1999, the Company paid an additional $2,000,000 to Leisure pursuant to the settlement and release agreement. On January 7, 2000, Leisure filed a complaint against the Company and certain other defendants relating to the settlement and release agreement. For a description of the complaint, see Note 6 to these condensed financial statements.

Until March 17, 1999, the payments made to Leisure pursuant to the settlement and release agreement and associated costs were amortized on a straight-line basis over the remaining term of the Amended and Restated Gaming Facility Management Agreement (the "Management Agreement"). As a result of the Relinquishment Agreement between TCA and the Authority (the "Relinquishment Agreement") becoming effective, the remaining balance is being amortized over 189 months beginning March 18, 1999. Accumulated amortization at June 30, 2007 and December 31, 2006 amounts to $4,216,574 and $4,029,132, respectively.


Note 4.      $155 Million 8.625% Senior Notes Payable:

On June 11, 2003, the Company and Finance issued the 8.625% Senior Notes. Payment of the principal of, and interest on, the 8.625% Senior Notes is pari passu in right of payment with all of the Company's and Finance's senior debt, and effectively subordinate in right of payment to all of the Company's and Finance's existing and future collateralized debts.

The 8.625% Senior Notes bear interest at a rate of 8.625% per annum, payable semi-annually in arrears on March 15th and September 15th of each year, commencing September 15, 2003. The principal amount due on the 8.625% Senior Notes is payable on September 15, 2012.

The Company and Finance may elect to redeem all or any of the 8.625% Senior Notes at any time on or after September 15, 2008 at a redemption price equal to a percentage of the principal amount of notes being redeemed plus accrued interest. Such percentage is set forth in the following table:

If notes are redeemed                                   Percentage
---------------------                                   ----------

after September 14, 2008 but
on or before September 14, 2009                          103.551%
after September 14, 2009 but
on or before September 14, 2010                          102.537%
after September 14, 2010
but on or before September 14, 2011                      101.522%
after September 14, 2011 but
on or before September 14, 2012                          100.507%
after September 14, 2012                                 100.000%


The 8.625% Senior Notes provide that upon the occurrence of a Change of Control, as defined in the indenture governing the 8.625% Senior Notes (the "8.625% Senior Notes Indenture"), the holders thereof will have the option to require the redemption of the 8.625% Senior Notes at a redemption price equal to 101% of the principal amount thereof plus accrued interest.

                                   (Unaudited)

Pursuant to the terms of the 8.625% Senior Notes Indenture, if the Company and Finance have any Company Excess Cash, as defined in the 8.625% Senior Notes Indenture, on February 1st or August 1st of any year, they must use such Company Excess Cash less all Required IRA True-Up Payments, as defined in the 8.625% Senior Notes Indenture, and less any amount set aside for the payment of accrued and unpaid interest on the interest payment date that corresponds to the redemption date for which the determination is being made, to redeem the 8.625% Senior Notes on the March 15th or September 15th following such dates. Any such redemption will be made at a price equal to a percentage of the principal amount being redeemed. Such percentage is set forth in the following table:

If notes are redeemed with                Redemption Price (expressed as a percentage
Company Excess Cash                       of the principal amount being redeemed)
--------------------------                -------------------------------------------

after September 14, 2003 but
on or before September 14, 2004                          108.625%
after September 14, 2004 but
on or before September 14, 2005                          107.610%
after September 14, 2005 but
on or before September 14, 2006                          106.596%
after September 14, 2006 but
on or before September 14, 2007                          105.581%
after September 14, 2007 but
on or before September 14, 2008                          104.566%
after September 14, 2008 but
on or before September 14, 2009                          103.551%
after September 14, 2009 but
on or before September 14, 2010                          102.537%
after September 14, 2010
but on or before September 14, 2011                      101.522%
after September 14, 2011 but
on or before September 14, 2012                          100.507%
after September 14, 2012                                 100.000%

The Company and Finance have periodically redeemed portions of the 8.625% Senior Notes with Company Excess Cash pursuant to the terms of the 8.625% Senior Notes Indenture. The table below summarizes (a) the amount of Company Excess Cash that the Company and Finance have determined was available for the mandatory redemption of the 8.625% Senior Notes on February 1st and August 1st of each applicable year pursuant to the terms of the 8.625% Senior Notes Indenture, (b) the aggregate principal amount of 8.625% Senior Notes redeemed with such Company Excess Cash, (c) the date on which such redemption was consummated, and (d) the redemption price at which such redemption was made.


Date                Company Excess Cash        Principal Amount of      Dates of Redemption      Price (expressed as percentage of
                    (approximately)            notes redeemed                                    principal amount being redeemed)
----------------    -------------------        -------------------      --------------------     ---------------------------------
August 1, 2003        $   5,568,000              $ 1,912,000             September 15, 2003                   108.625%
February 1, 2004      $  14,534,000              $ 7,302,000               March 15, 2004                     108.625%
August 1, 2004        $  11,695,000              $ 5,025,000             September 15, 2004                   107.610%
February 1, 2005      $  12,098,000              $ 5,600,000               March 15, 2005                     107.610%
August 1, 2005        $  11,798,000              $ 5,599,000             September 15, 2005                   106.596%
February 1, 2006      $  12,492,000              $ 6,477,000               March 15, 2006                     106.596%
August 1, 2006        $  11,688,000              $ 6,042,000             September 15, 2006                   105.581%
February 1, 2007      $  13,892,000              $ 8,377,000               March 15, 2007                     105.581%

In certain circumstances, if either the Company or Kerzner Investments, the Company's partner in TCA, exercises the option to buy or sell partnership interests in TCA, the Company and Finance must redeem the 8.625% Senior Notes.

                                   (Unaudited)

The 8.625% Senior Notes Indenture contains certain affirmative and negative covenants customarily contained in such agreements, including without limitation, covenants that restrict, subject to specified exceptions the Company's and Finance's ability to (i) borrow money, (ii) make distributions on its equity interests or certain other restricted payments, (iii) use assets as security in other transactions, (iv) make investments, (v) sell other assets or merge with other companies, and (vi) engage in any business except as currently conducted or contemplated or amend their relationship with TCA. The 8.625% Senior Notes Indenture also provides for customary events of default and the establishment of a restricted investment account with a trustee for interest reserves ("IRA"). The IRA consists of an amount of funds equal to the interest payment due on the 8.625% Senior Notes on the following interest payment date. The IRA will be released and the Company can make a permitted distribution to Waterford Group, LLC ("Waterford Group") once the Leverage Ratio, as defined in the 8.625% Senior Notes Indenture, is less than or equal to 3.0 to 1.0.

The fair value of the Company's senior notes payable at June 30, 2007 and December 31, 2006 is estimated to be approximately $113,284,000 and $123,773,000, respectively, based on the market quotations obtained by the Company.

Note 5.      Certain Relationships and Related Transactions:

DEVELOPMENT  SERVICES  AGREEMENT PHASE II AND RELATED AGREEMENTS AND PAYMENTS

On February 9, 1998, TCA and Kerzner International Management Limited ("KIML"), an affiliate of Kerzner Investments, the Company's partner in TCA, entered into the Agreement Relating to Development Services (the "Development Services Agreement Phase II"). Pursuant to the Development Services Agreement Phase II, TCA subcontracted with KIML, who agreed to perform, those services assigned to KIML by TCA, in order to facilitate TCA's fulfillment of its duties and obligations to the Authority under the Development Agreement. For a summary of the Development Agreement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Trading Cove Associates - Material Agreements -- Development Agreement". KIML assigned the Development Services Agreement Phase II to Kerzner Investments.

Pursuant to the Development Services Agreement Phase II, TCA pays to Kerzner Investments a fee, as subcontractor (the "Development Services Fee Phase II"), equal to 3% of the development costs of the Project Sunburst expansion at the Mohegan Sun (the "Project Sunburst expansion"), excluding capitalized interest, less all costs incurred by TCA in connection with the Project Sunburst expansion. At June 30, 2007, all of TCA's costs associated with the Project Sunburst expansion had not been paid, however reasonable estimates of those costs have been provided for in TCA's financial statements at June 30, 2007. The Development Services Fee Phase II is paid in installments due on December 31, 1999 and 2000 and on the Completion Date, as defined in the Development Agreement, with a final payment being made when the actual development costs of the Project Sunburst expansion are known. TCA pays the Development Services Fee Phase II from available cash flow, if any, in accordance with the Amended and Restated Omnibus Termination Agreement. TCA's total development costs of the Project Sunburst expansion which comprises the Development Services Fee Phase II and TCA's costs related to the development of the Project Sunburst expansion will exceed the related revenue received by TCA under the Development Agreement by approximately $15,964,000. This cost overrun has previously been recorded by TCA in its statement of operations. At June 30, 2007, TCA's accrued liability to Kerzner Investments pursuant to the Development Services Fee Phase II was approximately $311,600.

Before KIML assigned the Development Services Agreement Phase II to Kerzner Investments, it entered into the Local Construction Services Agreement (the "Local Construction Services Agreement") with Wolman Construction, L.L.C. ("Construction"), an affiliate of the Company, pursuant to which Construction agreed to provide certain of those services assigned to KIML by TCA pursuant to the Development Services Agreement Phase II. Kerzner Investments assumed the obligation of KIML under the Local Construction Services Agreement.

Pursuant to the Local Construction Services Agreement, Kerzner Investments agreed to pay to Construction a fee equal to 20.83% of the Development Services Fee Phase II as and when Kerzner Investments receives payment from TCA in accordance with the Development Services Agreement Phase II.

Pursuant to a Letter Agreement, Construction has subcontracted with The Slavik Company, an affiliate of the Company, to provide certain services under the Local Construction Services Agreement. In exchange for providing such services, Construction agreed that The Slavik Company would be paid a fee equal to 14.30% of its fee under the Local Construction Services Agreement.

On April 26, 2000, July 26, 2000, January 26, 2001 and July 28, 2003 TCA paid $3,095,000, $1,238,000, $6,474,000 and $9,157,000, respectively, as partial payment of the Development Services Fee Phase II. Construction received $644,688, $257,875, $1,348,534 and $1,907,403, respectively, and Construction paid The Slavik  Company  $92,190,  $36,876,  $192,840 and $259,121 on April 26,
2000, July 26, 2000, January 26, 2001 and July 28, 2003, respectively.

                                   (Unaudited)

EMPLOYMENT AGREEMENT WITH MR. LEN WOLMAN

Len Wolman, the Company's Chairman of the Board of Directors and Chief Executive
Officer,  is  the  Company's  designated   representative  to  TCA  under  TCA's
partnership agreement.

On September 28, 1998, the Company entered into an employment agreement with Len Wolman. The employment agreement provides for a base annual salary of $250,000 reduced by any amounts Mr. Wolman receives as a salary from TCA for such period. In addition, pursuant to the employment agreement, the Company agreed to pay Mr. Wolman an amount equal to 0.05% of the revenues of the Mohegan Sun including the Project Sunburst expansion to the extent Mr. Wolman has not received such amounts from TCA. On and after January 1, 2004, the Company agreed to pay to Mr. Wolman incentive compensation based on the revenues of the Mohegan Sun, including the Project Sunburst expansion, as a percentage (ranging from 0.00% to 0.10%) to be determined using a formula attached to the employment agreement which compares actual revenues to predetermined revenue targets. For the six-month periods ended June 30, 2007 and 2006, the Company incurred $728,145 and $636,475, respectively, as an expense pursuant to Len Wolman's employment agreement.

DEFERRED COMPENSATION AGREEMENT WITH MR. ALAN ANGEL

On November 22, 2006, the Company entered into a deferred compensation agreement with Alan Angel, the Company's Chief Financial Officer. The deferred compensation agreement provides that for each quarter beginning with the quarter ending September 30, 2012, the Company agrees to pay to Mr. Angel on each payment date (as defined in the agreement) 5% of: (a) amounts received by the Company during the quarter from each and every source; minus (b) debts and obligations actually incurred by the Company or Finance during the quarter in the ordinary course of their respective businesses, not including bonuses or any other form of compensation paid by the Company or Finance to their respective officers, directors, shareholders, or partners, other than compensation paid to Len Wolman under his employment agreement with the Company. Payments under the deferred compensation agreement are subject to other terms and conditions, including employment and vesting provisions (as defined in the agreement).

OTHER RELATED PARTY TRANSACTIONS

For each of the six-month periods ended June 30, 2007 and 2006, approximately $21,000 was incurred by TCA for accounting services rendered by an affiliate of the Company as part of TCA's operating expenses. In addition, for the six-month periods ended June 30, 2007 and 2006, TCA incurred approximately $456,000 and $0, respectively, to the principals of the Company in connection with the first priority payments set forth under the section "Trading Cove Associates Material Agreements - Amended and Restated Omnibus Termination Agreement".

Waterford Group, Slavik Suites, Inc. ("Slavik Suites") and the other principals of the Company and Waterford Group have interests in and may acquire interests in hotels in southeastern Connecticut which have or may have arrangements with the Mohegan Sun to reserve and provide hotel rooms to patrons of the Mohegan Sun.


Note 6.      Commitments and Contingent Liabilities:

LEGAL PROCEEDINGS

On January 6, 1998, Leisure Resort Technology, Inc. and defendants the Company, TCA, LMW Investments, Inc., and Slavik Suites settled a prior lawsuit brought by Leisure. In connection with this settlement, Leisure, the Company, TCA, LMW Investments, Inc., and Slavik Suites entered into a settlement and release agreement. Pursuant to this settlement and release agreement, the Company bought Leisure's beneficial interest in TCA.

By complaint dated January 7, 2000, as amended February 4, 2000, Leisure filed a four count complaint naming as defendants the Company, TCA, LMW Investments, Inc., Slavik Suites, Waterford Group, Len Wolman and Mark Wolman (collectively, the "Defendants"). The matter has been transferred to the complex litigation docket and is pending in Waterbury, Connecticut. The complaint alleged breach of fiduciary duties, fraudulent non-disclosure, violation of Connecticut Statutes
Section 42-110a, et seq. and unjust enrichment in connection with the negotiation by certain of the Defendants of the settlement and release agreement. The complaint also brought a claim for an accounting. The complaint seeks unspecified legal and equitable damages.

The Company and TCA asserted counterclaims against the plaintiff. Following discovery, the Company and TCA moved for summary judgment on the plaintiff's claims. The Court granted the Defendants' motion on August 4, 2004. The plaintiff appealed the Court's decision. On January 23, 2006, the Connecticut Supreme Court affirmed the trial court's ruling. Subsequently, the Company and TCA added additional counterclaims for vexatious litigation against Leisure, and brought the same vexatious litigation against certain of Leisure's shareholders as new counterclaim defendants. After certain motion procedures, the Court dismissed the vexatious litigation counterclaims against Leisure's shareholders. The Company and TCA have filed an appeal of the Court's decision dismissing those counterclaims against Leisure's shareholders. On July 25, 2007 the Company and TCA moved to default Leisure and the Court granted that motion.

                                   (Unaudited)
                                       12

Item 2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Company's condensed financial statements and the notes thereto included elsewhere herein.


A - CERTAIN FORWARD LOOKING STATEMENTS

This supplemental information contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, in particular, the statements about the Company's, TCA's and the Mohegan Sun's plans, strategies and prospects. Although the Company believes that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, the risk factors described below under the heading "Risk Factors" and the following:

     a)   the financial performance of the Mohegan Sun;

     b) changes in laws or regulations (including, without limitation, gaming laws or regulations);

     c)   the effects of new competition; and

     d)   general domestic and global economic conditions.

The Company's, TCA's and Mohegan Sun's actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements contained herein. The Company can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on its results of operations and financial condition. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this supplemental information.

B - DEVELOPMENT AND OPERATIONAL ACTIVITIES

The Company is a special purpose company formed solely for the purpose of holding its partnership interest, as a general partner, in TCA, a Connecticut general partnership and the manager (until January 1, 2000) and developer of the Mohegan Sun.

1 - TRADING COVE ASSOCIATES

TCA was organized on July 23, 1993. The primary purpose of TCA has been:

     a) to assist the Mohegan Tribe of Indians of Connecticut (the "Tribe" or "Mohegan Tribe") in obtaining federal recognition,

     b) to negotiate the tribal-state compact with the State of Connecticut on behalf of the Tribe,

     c)   to obtain financing for the initial development of the Mohegan Sun,

     d) to negotiate the Amended and Restated Gaming Facility Management Agreement (the "Management Agreement"),

     e) to oversee all operations of the Mohegan Sun pursuant to the terms of the Management Agreement until midnight December 31, 1999, and

     f)   to participate in the design and development of the Mohegan Sun.

The Mohegan Sun commenced operations on October 12, 1996. From the opening of the Mohegan Sun until January 1, 2000, TCA oversaw the Mohegan Sun's day-to-day operations.

TCA's partnership agreement (the "TCA Partnership Agreement") will terminate on December 31, 2040, or earlier, in accordance with its terms. The Company has a 50% partnership interest in TCA. The remaining 50% interest is owned by Kerzner Investments, an affiliate of Kerzner International Limited ("Kerzner International"). The complete text of (a) the Amended and Restated Partnership Agreement of Trading Cove Associates, dated as of September 21, 1994, among Sun Cove Limited (now Kerzner Investments), RJH Development Corp., Leisure Resort Technology, Inc., Slavik Suites, Inc., and LMW Investments, Inc., and (b) the First Amendment to the Amended and Restated Partnership Agreement of Trading Cove Associates, dated as of October 22, 1996, among Sun Cove Limited, Slavik Suites, Inc., RJH Development Corp., LMW Investments, Inc. and Waterford Gaming, L.L.C. were filed as exhibits to the Company's Registration Statement on Form S-4, filed with the Commission (File No. 333-17795) and declared effective on May 15, 1997 and each is incorporated herein by reference.

2 - TRADING COVE ASSOCIATES - MATERIAL AGREEMENTS

a) RELINQUISHMENT AGREEMENT

On  February  7,  1998,  TCA  and  the  Mohegan  Tribal  Gaming  Authority  (the
"Authority") entered into the Relinquishment Agreement (the "Relinquishment Agreement"). Under the terms of the Relinquishment Agreement, TCA continued to manage the Mohegan Sun under the Management Agreement until midnight December 31, 1999, and on January 1, 2000, the Management Agreement terminated and the Tribe assumed day-to-day management of the Mohegan Sun.

Under the Relinquishment Agreement, to compensate TCA for terminating its rights under the Management Agreement and the Hotel/Resort Management Agreement, the Authority agreed to pay to TCA a fee (the "Relinquishment Fees") equal to 5% of Revenues, as defined in the Relinquishment Agreement, generated by the Mohegan Sun during the 15-year period commencing on January 1, 2000, including revenue generated by the Project Sunburst expansion.

The Relinquishment Fees are divided into senior relinquishment payments and junior relinquishment payments, each of which equals 2.5% of Revenues. Revenues are defined in the Relinquishment Agreement as gross gaming revenues (other than Class II gaming revenue) and all other facility revenues. Such revenue includes hotel revenues, food and beverage sales, parking revenues, ticket revenues and other fees or receipts from the convention/events center in the Project Sunburst expansion and all rental or other receipts from lessees, licensees and concessionaires operating in the facility, but not the gross receipts of such lessees, licensees and concessionaires. Such revenues exclude revenues generated by any other expansion of the Mohegan Sun.

Senior relinquishment payments are payable quarterly in arrears commencing on April 25, 2000 for the quarter ended March 31, 2000, and the junior relinquishment payments are payable semi-annually in arrears commencing on July 25, 2000 for the six months ended June 30, 2000, assuming sufficient funds are available after satisfaction of the Authority's senior obligations, as defined in the Relinquishment Agreement. See section below titled "Risk Factors - Subordination - TCA's right to receive the relinquishment payments from the Authority is junior to certain payments by the Authority to the Mohegan Tribe and holders of its indebtedness".

For the six-month periods ended June 30, 2007 and 2006, total Relinquishment Fees earned by TCA were $37,696,716 and $36,533,957, respectively. The amount of Relinquishment Fees reported in this supplemental information are based upon Revenues reported to TCA by the Authority.

The Relinquishment Agreement was filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1998 (Commission File No. 333-17795), as accepted by the Commission on November 13, 1998, and is incorporated herein by reference.

b) DEVELOPMENT AGREEMENT AND OTHER RELATED AGREEMENTS

On February 7, 1998, TCA and the Authority entered into the Development Services Agreement (the "Development Agreement"). Pursuant to the Development Agreement, TCA agreed to oversee the design, construction, furnishing, equipping and staffing of the Project Sunburst expansion for a $14,000,000 development fee (the "Development Fee").

The first phase of the Project Sunburst expansion, including the Casino of the Sky, The Shops at Mohegan Sun, and the 10,000-seat Mohegan Sun Arena opened in September 2001.

In April 2002, 734 of the approximately 1,200-hotel rooms in the 34-story luxury hotel as well as the meeting and convention space and spa opened. The balance of the approximately 1,200-hotel rooms opened during June 2002. The Project Sunburst expansion is complete in terms of the Development Agreement.

Pursuant to the Development Agreement, the Authority agreed to pay the Development Fee to TCA quarterly beginning on January 15, 2000, based on incremental completion of the Project Sunburst expansion as of each payment date. The Authority has paid TCA $14,000,000 as Development Fee payments in accordance with the terms of the Development Agreement.

As described in Note 5 to the condensed financial statements included in Item 1 of this supplemental information, on February 9, 1998, TCA and KIML entered into the Development Services Agreement Phase II. Pursuant to the Development Services Agreement Phase II, TCA subcontracted with KIML, who agreed to perform those services assigned to KIML by TCA in order to facilitate TCA's fulfillment of its duties and obligations to the Authority under the Development Agreement. KIML assigned the Development Services Agreement Phase II to Kerzner Investments.

Pursuant to the Development Services Agreement Phase II, TCA pays to Kerzner Investments the Development Services Fee Phase II, equal to 3% of the development costs of the Project Sunburst expansion, excluding capitalized interest, less all costs incurred by TCA in connection with the Project Sunburst expansion. At June 30, 2007, all of TCA's costs associated with the Project Sunburst expansion had not been paid, however reasonable estimates of those costs have been provided for in TCA's financial statements at June 30, 2007. The Development Services Fee Phase II is paid in installments due on December 31, 1999 and 2000 and on the Completion Date, as defined in the Development Agreement, with a final payment being made when the actual development costs of the Project Sunburst expansion are known. TCA pays the Development Services Fee Phase II from available cash flow, if any, in accordance with the Amended and Restated Omnibus Termination Agreement. TCA's total development costs of the Project Sunburst expansion which comprises the Development Services Fee Phase II and TCA's costs related to the development of the Project Sunburst expansion will exceed the related revenue received by TCA under the Development Agreement by approximately $15,964,000. This cost overrun has previously been recorded by TCA in its statement of operations.

Also as described in Note 5 to the condensed  financial  statements  included in
Item 1 of this supplemental information, before KIML assigned the Development Services Agreement Phase II to Kerzner Investments, it entered into the Local Construction Services Agreement with Construction, pursuant to which Construction agreed to provide certain of those services assigned to KIML by TCA pursuant to the Development Services Agreement Phase II. Kerzner Investments assumed the obligation of KIML under the Local Construction Services Agreement.

Pursuant to the Local Construction Services Agreement, Kerzner Investments agreed to pay to Construction a fee equal to 20.83% of the Development Services Fee Phase II as and when Kerzner Investments receives payment from TCA pursuant to the Development Services Agreement Phase II.

Pursuant to a Letter Agreement, Construction has subcontracted with The Slavik Company, an affiliate of the Company, to provide certain services under the Local Construction Services Agreement. In exchange for providing such services, Construction agreed that The Slavik Company would be paid a fee equal to 14.30% of its fee under the Local Construction Services Agreement.

C - CERTAIN RISK FACTORS

1 - LACK OF OPERATIONS; DEPENDENCE ON THE MOHEGAN SUN - The Company is entirely dependent upon the performance of the Mohegan Sun to meet its debt service obligations.

The Company does not conduct any business operations other than in connection with its role as a general partner of TCA, activities incidental to the issuance of the 8.625% Senior Notes and the making of restricted and temporary investments. The Company is prohibited by the terms of the 8.625% Senior Notes Indenture from engaging in any other business activities. The Company intends to fund its operating debt service and capital needs from cash flows from TCA and from cash flows (dividend and interest) from temporary investments.

TCA's only material source of revenue and cash flows is the Relinquishment Fees it receives from the Authority. There can be no assurance that the Mohegan Sun will continue to generate sufficient revenues for the Authority to be profitable or to service its debt obligations, or to pay Relinquishment Fees. The Company's ability to meet its obligations under the 8.625% Senior Notes is entirely dependent upon the performance of the Mohegan Sun, which is subject to matters over which TCA and the Company have no control, including, without limitation, general economic conditions, effects of competition, political, regulatory and other factors, the actual number of gaming customers and the amount wagered.

The Company cannot assure you that its future operating cash flow will be sufficient to cover its expenses, including interest on the 8.625% Senior Notes.

2 - LEVERAGE - The Company's and the Authority's substantial indebtedness could adversely affect the Company's ability to fulfill its obligations under the 8.625% Senior Notes.

As of June 30, 2007, the Company has an aggregate long-term senior indebtedness of $108,666,000, consisting of the 8.625% Senior Notes. The Authority is also highly leveraged. The Authority's total debt was approximately $1.29 billion as of June 30, 2007.

The  degree  to  which  the  Authority  is  leveraged  could  have   significant
consequences for the holders of the 8.625% Senior Notes, including, without limitation, the following:

a) making it more difficult for the Authority to pay the fees owed to TCA under the Relinquishment Agreement; and

b) the Authority's high degree of leverage may make it vulnerable to an economic downturn, which may hamper the Mohegan Sun's ability to meet expected operating results.

3 - SUBORDINATION - TCA's right to receive the relinquishment payments from the Authority is junior to certain payments by the Authority to the Mohegan Tribe and holders of its indebtedness.

The senior and junior relinquishment payments from the Authority to TCA rank behind all of the Authority's obligations to pay the minimum priority distributions to the Mohegan Tribe and all of the Authority's existing and future senior secured indebtedness.

As a result, upon any distribution by the Authority to its creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to the Authority or its property, the priority distributions owed to the Mohegan Tribe and the holders of the Authority's senior secured indebtedness will be entitled to be paid in full and in cash before any senior or junior relinquishment payments may be made to TCA. In addition, the junior relinquishment payments rank behind all of the Authority's existing and future senior indebtedness. As a result, in any such proceedings, the holders of the Authority's senior indebtedness will be entitled to be paid in full and in cash before any junior relinquishment payments may be made to TCA.

In addition, all relinquishment payments will be blocked in the event of a payment default on senior secured indebtedness of the Authority, and all junior relinquishment payments will be blocked in the event of a payment default on senior indebtedness of the Authority and, in each case, may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior secured indebtedness or senior indebtedness of the Authority, as applicable.

In the event of a bankruptcy, liquidation, reorganization or similar proceeding relating to the Authority, TCA will receive distributions (if at all) on a pari passu basis with all other holders of the Authority's senior unsecured indebtedness with respect to the senior relinquishment payments from the assets remaining after the Authority has paid all of its senior secured indebtedness and with all other holders of subordinated indebtedness with respect to the junior relinquishment payments from the assets remaining after the Authority has paid all of its senior indebtedness. However, the Relinquishment Agreement requires that amounts otherwise payable to TCA in a bankruptcy or similar proceeding of the Authority be paid to holders of senior secured indebtedness, with respect to the senior and junior relinquishment payments, and to holders of senior indebtedness, with respect to junior relinquishment payments, until they are paid in full, instead of to TCA. For that reason, TCA may receive less, ratably, than holders of senior unsecured indebtedness and junior indebtedness of the Authority in any such proceeding. In any of these cases, the Authority may not have sufficient funds to pay all of its creditors and TCA may receive less, ratably, than the holders of the Authority's senior indebtedness.

For the year ending September 30, 2006, the annual minimum priority distribution to the Mohegan Tribe was $16.3 million. The minimum priority distribution is adjusted annually to reflect the cumulative increase in the consumer price index.

4 - RISKS ASSOCIATED WITH TCA AND THE TCA PARTNERSHIP AGREEMENT - The Company would not be a creditor of TCA and it has no rights to the assets of the Authority in the event of a bankruptcy or similar proceeding against either TCA or the Authority. The Company does not have the power under the TCA Partnership Agreement to cause TCA to make any distributions to the Company.

If TCA becomes the debtor in a bankruptcy or similar proceeding, the Company would have the status of an equity holder, not a creditor, and would not be entitled to receive any distributions until all of TCA's creditors were paid in full.

If the Authority became the debtor in a bankruptcy or similar proceeding, TCA's rights and recovery would depend on numerous factors, including the type and outcome of the proceeding. If the Authority ceased operations and liquidated, under Chapter 7 of the Bankruptcy Code or otherwise, TCA's claim would likely be limited to the amount of unpaid Relinquishment Fees as of the time of liquidation. If the Authority reorganized under Chapter 11 of the Bankruptcy Code, TCA's claim would likely be based on an estimate of the Mohegan Sun's future revenues for the term of the Relinquishment Agreement. In any event, any recovery by TCA on its claims for senior or junior relinquishment fees would be subject to the prior payment in full of all indebtedness senior thereto.

As a result, the Company cannot give any assurance that, in the event of bankruptcy or financial difficulty of either TCA or the Authority, it would ultimately recover sufficient (or any) funds to pay amounts outstanding under the 8.625% Senior Notes.

The 8.625% Senior Notes are not collateralized by a pledge of the Company's partnership interest in TCA. Accordingly, in the event of an acceleration under the 8.625% Senior Notes Indenture, the trustee under the 8.625% Senior Notes Indenture will not be able to foreclose upon the equity in TCA.

The TCA Partnership Agreement requires consent by both partners in order to take any action. Accordingly, neither the Company nor Kerzner Investments has the authority to cause TCA to make any distributions, and Kerzner Investments has the ability to block any action taken by TCA. Although the TCA Partnership Agreement requires TCA to make distributions of excess cash, the distributions are reduced by certain undefined, discretionary amounts, including foreseeable needs of cash, obligations to third parties, adequate working capital and reserves and the amount needed by the partnership to conduct its business and carry out its purposes. A dispute between the partners as to the appropriate amount of such reductions could result in no or limited distributions by TCA, which could have a material adverse effect on the Company's ability to make required payments of interest, principal and premium on the 8.625% Senior Notes.

Under the TCA Partnership Agreement and certain other existing agreements, TCA must pay expenses and make certain payments and priority distributions prior to making distributions to the Company. Such expenses, payments and priority distributions include:

(1) operating expenses and to the extent operating expenses are less than $2,000,000 annually, payment of the difference to Kerzner Investments and the principals of the Company, and

(2) the development fee to be paid to Kerzner Investments, Construction, and The Slavik Company and related development expenses equal to 3% of the total cost of the Project Sunburst expansion, excluding capitalized interest, less TCA's actual costs relating to the Project Sunburst expansion (TCA's accrued liability to Kerzner Investments with respect to such fee at June 30, 2007 was approximately $311,600).

5 - RISKS ASSOCIATED WITH THE BUY/SELL OPTION UNDER THE TCA PARTNERSHIP AGREEMENT - If a dispute occurs between the Company and Kerzner Investments, the buy/sell provision of the TCA Partnership Agreement could be invoked. If the buy/sell provision is invoked, the Company cannot assure you that it would have sufficient funds to buy out Kerzner Investments or, if the Company agreed to sell to Kerzner Investments, that the selling price would be sufficient to pay all amounts due on the 8.625% Senior Notes.

In the event of any dispute between the partners in TCA, either partner could invoke the buy/sell provision contained in the TCA Partnership Agreement. Pursuant to the buy/sell provision, the party invoking the buy/sell provision would deliver a notice to the other party requiring it to sell its interest or buy the invoking party's interest, in each case at the price set forth in such notice. The party receiving the notice must make the election within 45 days of receipt of the notice or be deemed to have accepted the offer to sell. If the offer to buy is elected, the party must close the purchase within 75 days of the end of the 45-day period. Any party may terminate the option at any time prior to closing by accepting the position of the other party. In the event Kerzner Investments were to invoke the buy/sell provision, the Company could:

a) buy Kerzner Investments' interest;

b) sell its interest; or

c) agree with Kerzner Investments on the point of dispute.

The Company may transfer its right to buy under the buy/sell provision of the TCA Partnership Agreement to Waterford Group or Waterford Group may fund the purchase of Kerzner Investments partnership interest. If the Company were to elect to buy Kerzner Investments partnership interest other than with funds provided by Waterford Group, the 8.625% Senior Notes Indenture requires the Company to redeem the 8.625% Senior Notes; however the Company cannot assure you that it would be able to raise funds sufficient for the Company to redeem the 8.625% Senior Notes on satisfactory terms, or at all.

If the Company were to sell its partnership interest in TCA, it is possible that the amount the Company receives would be insufficient to pay all amounts due on the 8.625% Senior Notes. If the Company were to concur with Kerzner Investments with respect to the point of dispute, it cannot assure you that Kerzner Investments' position would not have a material adverse effect on the Company's ability to pay principal, interest and premium on the 8.625% Senior Notes.

6 - DIFFICULTIES IN ENFORCING OBLIGATIONS AGAINST THE AUTHORITY - The ability to enforce obligations against the Authority and the Mohegan Tribe is limited by the Mohegan Tribe's sovereign immunity.

Although the Mohegan Tribe and the Authority have sovereign immunity and may not be sued without their consent, both the Mohegan Tribe and the Authority have granted a limited waiver of sovereign immunity and consent to suit in connection with the Relinquishment Agreement, including suits against the Authority to enforce the obligation to pay fees due under the Relinquishment Agreement. In the event that such waiver of sovereign immunity is held to be ineffective, TCA could be precluded from judicially enforcing its rights and remedies. Generally, waivers of sovereign immunity have been held to be enforceable against Indian tribes such as the Mohegan Tribe. In addition, the Company has no standing to enforce the Relinquishment Agreement and therefore would have to rely on TCA to enforce such agreement.

The Relinquishment Agreement provides that disputes shall be resolved in any court of competent jurisdiction including the Gaming Disputes Court of the Mohegan Tribe, which was established under the Mohegan Tribe's constitution to rule on disputes with respect to the Mohegan Sun. Appeals of the decisions of the Trial Division are heard by the Appellate Branch of the Gaming Disputes Court. Matters as to which applicable federal or state courts have jurisdiction may be brought in such courts. However, the federal courts may not have jurisdiction over disputes not arising under federal law, and the state courts may not have jurisdiction over any disputes arising on the Mohegan reservation. Moreover, the federal and state courts, under the doctrines of comity and exhaustion of tribal remedies, may be required to (1) defer to the jurisdiction of the Gaming Disputes Court or (2) require that any plaintiff exhaust its remedies in the Gaming Disputes Court before bringing any action in the federal or state court. Thus, there may be no federal or state court forum with respect to a dispute with the Authority or the Mohegan Tribe relating to the Relinquishment Agreement. In addition, the Authority may not be subject to the federal bankruptcy laws. Thus, no assurance can be given that, if an event of default occurs, any forum will be available other than an arbitration panel of the Gaming Disputes Court. In the Gaming Disputes Court, there are few guiding precedents for the interpretation of Mohegan Tribal law. Any execution of a judgment of the Gaming Disputes Court will require the cooperation of the Mohegan Tribe's officials in the exercise of their police powers. Thus, to the extent that a judgment of the Gaming Disputes Court must be executed on Mohegan Tribal lands, the practical realization of any benefit of such a judgment will be dependent upon the willingness and ability of the Mohegan Tribal officials to carry out such judgment. In addition, the land under the Mohegan Sun is owned by the United States in trust for the Mohegan Tribe, and creditors of the Authority or the Mohegan Tribe may not force or obtain title to the land.

The Mohegan Tribe is permitted to amend the provisions of its constitution that establish the Authority and the Gaming Disputes Court with the approval of two-thirds of the members of the Tribal Council and a ratifying vote of a two-thirds majority of all of the members of the Mohegan Tribe, with at least 40% of the registered voters of the Mohegan Tribe voting. However, prior to the enactment of any such amendment by the Tribal Council, any non-tribal party will have the opportunity to seek a ruling from the Appellate Branch of the Gaming Disputes Court that the proposed amendment would constitute an impermissible impairment of contract. Further, the Mohegan Tribe's constitution prohibits the Mohegan Tribe from enacting any law that would impair the obligations of contracts entered into in furtherance of the development, construction, operation and promotion of gaming on Mohegan Tribal lands. Amendments to this provision of the Mohegan Tribe's constitution require the affirmative vote of 75% of all registered voters of the Mohegan Tribe. Amendment to any of such provisions of the Mohegan Tribe's constitution could adversely affect the ability of TCA to enforce the obligations of the Authority, which, in turn would adversely affect the Company's ability to pay principal, interest and premium on the 8.625% Senior Notes.

7 - FUTURE EXPANSION OF THE MOHEGAN SUN - In the event that the Mohegan Tribe decides to expand the Mohegan Sun, TCA has no rights associated with such expansion.

The Mohegan Tribe may in the future decide to expand the Mohegan Sun. Under the terms of the Relinquishment Agreement, TCA is entitled to 5% of all revenues derived directly or indirectly from the Mohegan Sun, including the Project Sunburst expansion but excluding revenues derived from any future expansions and from Class II gaming activities. If the Mohegan Sun is further expanded, TCA, under the terms of the Relinquishment Agreement will not be entitled to any of the revenues generated by the incremental expansion. The Relinquishment Agreement does not describe how the Authority would allocate which revenues were covered by the Relinquishment Agreement and which revenues were not. In addition, TCA has no rights to act as developer of any such expansion. The Company cannot assure you that any future expansion of the Mohegan Sun will not have a material adverse affect on the Authority, including by disrupting the current operations of the Mohegan Sun thereby affecting revenues and the Authority's ability to pay Relinquishment Fees to TCA. In addition, the Company cannot assure you that any future expansion will not draw guests to those portions of the Mohegan Sun from which TCA is not entitled to a percentage of revenues, thereby impacting the Relinquishment Fees. If the Mohegan Tribe were to take any action that would prejudice or have a material adverse effect on the rights of TCA under the Relinquishment Agreement, TCA could sue the Mohegan Tribe for breach of contract. The Company cannot assure you that any such lawsuit would be successful. See "Difficulties in Enforcing Obligations Against the Authority."

On November 16, 2006, the Authority announced plans for an estimated $740 million expansion at Mohegan Sun named Project Horizon. The expansion is expected to include a new 1,000 room hotel that will connect to the Sky hotel as well as the winter section of the Casino of the Earth with approximately 115,000 square feet of new retail and restaurant space, including three new restaurants and House of Blues - themed dining and entertainment amenities. The hotel is expected to be completed in the summer of 2010 while certain of the retail and restaurant components are scheduled to open in the fall of 2009.

8 - COMPETITION FROM OTHER GAMING OPERATIONS - The Mohegan Sun may face significant competition from other persons who may receive approval to engage in gaming in the region.

The gaming industry is highly competitive. The Mohegan Sun currently competes primarily with Foxwoods Resort Casino ("Foxwoods") and, to a lesser extent, with casinos in Atlantic City, New Jersey and upstate New York. Foxwoods is located approximately 10 miles from the Mohegan Sun.

Currently, other than Atlantic City, New Jersey, casino gaming in the Northeastern United States is conducted only by federally recognized Indian tribes operating under federal Indian gaming law. The New York State legislature authorized certain limited machine gaming at several race tracks in the state but not full-scale casino gaming. To date, four separate race tracks operate approximately 10,800 machines, and another track is scheduled to install an additional 5,000 machines sometime in 2007. The legislature also authorized three Indian casinos in the Catskills region of New York (Sullivan and Ulster counties) and three casinos to be operated by the Seneca Nation of Indians in the Niagara/Buffalo area. The Seneca Nation opened a facility in Niagara Falls in late December 2002 and opened another facility in Salamanca, New York, in early May 2004. A third Seneca casino is planned for Buffalo. The State's highest court of appeals affirmed the validity of the New York State statute that governs machine gaming and gaming on Indian lands.

In the Spring of 2005, the former Governor of New York entered into five land claim settlement agreements with five Indian tribes. Because of certain court decisions involving New York tribes, the agreements were allowed to lapse and it is not clear at this time whether the current Governor and the five tribes will revive the agreements that would, among other things, permit gaming by the tribes in the Catskill Region of New York. In the event this is approved and federal legislation is also enacted, then there is the likelihood that significant competition for New York patrons will ensue. The Catskills region is about 185 miles from Mohegan Sun.

The Oneida Indian Nation operates Turning Stone Casino Resort in Verona, New York, approximately 270 miles from the Mohegan Sun. The St. Regis Mohawk Tribe in Hogansburg, New York has entered into a gaming compact with the State of New York to conduct gaming on its reservation near the Canadian border.

In addition, several other federally recognized tribes in New England are seeking to establish gaming operations. The recently recognized Mashpee Wampanoag Tribe has purchased land in the town of Middleborough, Massachussetts, for gaming purposes. If successful, this could mean significant competition for the Mohegan Sun. The Narragansett Tribe of Rhode Island, the Aquinnah Wampanoag Tribe (Gay Head) in Massachussetts and all four of the tribes in the State of Maine (Penobscot, Passamaquoddy, Houlton Band and Micmac) also continue to explore gaming opportunities that, if successful, could adversely impact Mohegan Sun patronage.

In Connecticut, the Schaghticoke Tribal Nation and the Historic Eastern Pequot Tribe are appealing decisions of the Bureau of Indian Affairs to deny their recognition petitions.

In Rhode Island, an affiliate of the Company, BLB Investors, LLC purchased the greyhound race track in Lincoln, RI, about 63 miles from the Mohegan Sun. The facility is undergoing renovation and all 4,752 VLTs are scheduled to be operational during 2007.

A number of states in the region are projecting budget shortfalls and are considering permitting forms of gaming to provide state revenues. In an effort to address its state budget shortfalls, the Governor of Massachusetts and other leaders in that state have indicated interest in both Indian gaming and non-Indian commercial gaming. State officials in Pennsylvania are reportedly considering authorization of commercial casino gaming activities in that State. Because of the close proximity of many areas of Pennsylvania to the New York City metropolitan area, gaming in those areas would mean competition for Mohegan patrons from New York City.

The Mohegan Sun also competes with other forms of gaming, including on-track and off-track wagering, state lotteries and Internet gaming, as well as with non-gaming leisure activities.

9 - SIGNIFICANT CHANGE IN TRIBAL MANAGEMENT - The loss of any key management member or any significant change in the makeup of the Tribal Council could have a material adverse effect on the Mohegan Sun.

The Mohegan Sun's success depends in large part on the continued service of certain key management personnel. The loss of the services of any of the key personnel could have a material adverse effect on the Authority's business, operating results and financial condition which, in turn, would have a material adverse effect on the Company's ability to meet its obligations under the 8.625% Senior Notes.

The Authority is governed by a nine-member Management Board consisting of the nine members of the Mohegan Tribal Council (the governing body of the Mohegan Tribe). Any change in the composition of the Mohegan Tribal Council results in a corresponding change in the Authority's Management Board. The change in the composition of the members of the Mohegan Tribal Council could have a material adverse effect on the Authority which, in turn, would have a material adverse effect on the Company's ability to meet its obligations under the 8.625% Senior Notes.

10 - HIGHLY REGULATED INDUSTRY - Changes in the law could have a material adverse effect on the Authority's ability to conduct gaming.

Gaming on the Mohegan Tribe's reservation is extensively regulated by federal, state and tribal regulatory bodies, including the National Indian Gaming Commission and agencies of the State of Connecticut (for example, the Division of Special Revenue, the State Police and the Department of Liquor Control). As is the case with any casino, changes in applicable laws and regulations could limit or materially affect the types of gaming that the Authority can conduct and the revenues they realize. Congress has regulatory authority over Indian affairs and can establish and change the terms upon which Indian tribes may conduct gaming. Currently, the operation of all gaming on Indian lands is subject to the Indian Gaming Regulatory Act of 1988. For the past several years, legislation has been introduced in Congress with the intent of modifying a variety of perceived problems with the Indian Gaming Regulatory Act. However, none of the substantive proposed adverse amendments to the Indian Gaming Regulatory Act have proceeded to final passage by the Congress.

In the event that Congress passes prohibitory legislation that does not include any grandfathering exemption for existing tribal gaming operations, and if such legislation is sustained in the courts against tribal challenge, the Authority's ability to meet its obligations to creditors, such as TCA under the Relinquishment Agreement, would be doubtful. If the Authority were unable to meet its obligations, it would have a material adverse effect on the Company's ability to make payments of principal, interest and premiums on the 8.625% Senior Notes.

Under federal law, gaming on Indian land is dependent on the permissibility under state law of certain forms of gaming or similar activities. If the State of Connecticut were to make various forms of gaming illegal or against public policy, such action may have an adverse effect on the ability of the Authority to conduct gaming. In fact, the State of Connecticut repealed the Las Vegas Casino Nights statute in 2003, but the state attorney general has opined that this does not affect the two existing Indian gaming compacts.

11 - POSSIBLE ENVIRONMENTAL LIABILITIES - Risks of material environmental liability may exist as a result of possibly incomplete remediation of known environmental hazards and the existence of unknown environmental hazards.

The site on which the Mohegan Sun is located was formerly occupied by United Nuclear Corporation, a naval products manufacturer of, among other things, nuclear reactor fuel components. Prior to the decommissioning of United Nuclear Corporation facilities on the site, extensive remediation of contaminated soils and additional investigations were completed. The site currently meets federal and state remediation requirements. Notwithstanding the foregoing, the Company cannot assure you that:

a) the various environmental reports or any other existing environmental studies revealed all environmental liabilities;

b) any prior owners or tenants did not create any material environmental condition not known to the Company;

c) future laws, ordinances or regulations will not impose any material environmental liability; or

d) a material environmental condition does not otherwise exist on the site.

12 - TAXATION OF INDIAN GAMING - A change in the Authority's current tax-exempt status could have a material adverse effect on the Authority's ability to make capital improvements and repay its indebtedness.

Based on current interpretations of the Internal Revenue Code of 1986, as amended (the "Code"), neither the Mohegan Tribe nor the Authority is a taxable entity for purposes of federal income taxation. There can be no assurance that Congress will not reverse or modify the non-tax status of Indian Tribes.

D - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the opinion of management, the Company does not have any individual accounting policy that is critical in the preparation of its financial statements. This is due to the definitive nature of the business in which the Company is engaged. Also, in many cases, the Company must use an accounting policy or method because it is the only policy or method permitted under accounting principles generally accepted in the United States of America.

There have been no changes in the Company's accounting policies in fiscal year 2007.

The following is a review of the more significant accounting policies and methods used by the Company:

1 - CONCENTRATION OF CREDIT RISK - The Company's interest in TCA is its principal asset and source of income and cash flow. The Company anticipates regular distributions from TCA based upon the operating results of the Authority and the related Relinquishment Fees paid and to be paid by the Authority.

2 - EQUITY INVESTMENTS - The Company's equity investment in TCA is accounted for utilizing the equity method. Included in the investment is the purchase price paid to a corporation for its 12.50% interest in TCA. This amount is amortized on a straight line basis over a 189 month period. The Company receives distributions from TCA in accordance with an Amended and Restated Omnibus Termination Agreement. The amount of distributions relies upon the fees earned and cash received by TCA pursuant to the Relinquishment Agreement with the Authority. Distributions are recorded when received.

E - TABLE OF CONTRACTUAL OBLIGATIONS

The following table provides an overview of the Company's aggregate contractual obligations as of June 30, 2007.


CONTRACTUAL OBLIGATIONS                                                    PAYMENTS DUE BY PERIOD
-----------------------                                                    ----------------------
                                                                LESS THAN 1                                      MORE THAN
                                                TOTAL              YEAR          1-3 YEARS       3-5 YEARS        5 YEARS
                                             -------------     ------------    ------------     ------------   -------------
Long-Term Debt
    Obligations(1).................          $ 160,214,431     $  9,372,442    $ 18,744,884     $ 18,744,884   $ 113,352,221
Capital Lease
    Obligations....................                    ---              ---             ---              ---             ---
Operating Lease
     Obligations ..................                    ---              ---             ---              ---             ---
Purchase Obligations ..............                    ---              ---             ---              ---             ---
Other Long-Term
    Liabilities on the
      Registrant's Balance
        Sheet under GAAP ..........                    ---              ---             ---              ---             ---
                                             -------------     ------------    ------------     ------------   -------------
Total (1)..........................          $ 160,214,431     $  9,372,442    $ 18,744,884     $ 18,744,884   $ 113,352,221
                                             =============     ============    ============     ============   =============


(1) As of June 30, 2007, the Company's long-term debt consists of obligations under its 8.625% Senior Notes. At June 30, 2007, the Company had an aggregate long-term senior indebtedness of $108,666,000. Interest on the outstanding principal amount of 8.625% Senior Notes is payable by the Company semi-annually in arrears on March 15th and September 15th at a rate of 8.625% per annum. The outstanding principal amount of 8.625% Senior Notes is due and payable in full on September 15, 2012. In addition to making payments of principal and interest as described in the preceding sentences, on March 15th and September 15th of each year, the Company and Finance must redeem their 8.625% Senior Notes with any Company Excess Cash (as defined in the 8.625% Senior Notes Indenture) at a redemption price expressed as a percentage of the principal amount of notes being redeemed. Such redemption price declines annually from 108.625% for redemptions made between September 15, 2003 and September 14, 2004, to 100% for redemptions made after September 14, 2012. Any reduction in principal amount of the 8.625% Senior Notes with Company Excess Cash will lower the interest payments payable by the Company in subsequent periods.

OFF-BALANCE SHEET ARRANGEMENTS
------------------------------

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.


F - OVERVIEW OF CURRENT AND FUTURE CASH FLOWS

The Company expects to fund its operating, debt service and capital needs from cash flows from the Company's distributions from TCA, and from the Company's available cash. Based upon the Company's anticipated future operations, management believes that available cash flow will be sufficient to meet the Company's anticipated requirements for future operating expenses, future scheduled payments of principal and interest on the 8.625% Senior Notes and additional investments in TCA that may be required in connection with the Project Sunburst expansion. No assurance, however, can be given that the operating cash flow will be sufficient for that purpose.

1 - SOURCES OF INCOME AND CASH FLOWS

The Company has one primary source of income and cash flow: equity income and distributions from TCA. The Company anticipates regular payments from TCA based on the results of the Mohegan Sun and Relinquishment Fees payments by the Authority to TCA.

2 - AMENDED AND RESTATED OMNIBUS TERMINATION AGREEMENT

Effective March 18, 1999, the Amended and Restated Omnibus Termination Agreement (the " Amended and Restated Omnibus Termination Agreement") was entered into by TCA, Kerzner International, the Company, KIML, LMW Investments, Inc., Kerzner Investments, Slavik and Construction. The Amended and Restated Omnibus Termination Agreement (i) terminated the Memorandum of Understanding dated February 7, 1998; and (ii) effective January 1, 2000 terminated a) the Amended and Restated Omnibus Financing Agreement, b) Completion Guarantee and Investment Banking and Financing Arrangement Fee Agreement (the "Financing Arrangement Agreement"); c) the Management Services Agreement; d) the Organizational and Administrative Services Agreement; e) the Marketing Services Agreement; and f) a Letter Agreement relating to expenses dated October 19, 1996.

In consideration for the termination of such agreements, TCA, subject to available cash, will pay the following obligations in the priority set forth below:

    (i) First, to pay all unpaid amounts which may be due under the terminated Letter Agreement and to pay certain affiliates of the Company and to Kerzner Investments a percentage of an annual fee of $2,000,000 less the actual expenses incurred by TCA during such year. Such annual fee is payable in equal quarterly installments beginning March 31, 2000 and ending December 31, 2014. For the six months ended June 30, 2007 and 2006, $911,648 ($455,824 to each of Kerzner Investments and affiliates of the Company) and $0, respectively, had been incurred by TCA in terms of the first priority.

    (ii) Second, to return all capital contributions made by the partners of TCA after September 29, 1995. As of June 30, 2007, no capital contributions remained outstanding.

    (iii) Third, to pay any accrued amounts for obligations performed prior to January 1, 2000 under the Financing Arrangement Agreement. All such required payments were made during 2000.

    (iv) Fourth, to make the payments set forth in the agreements relating to the Development Services Agreement Phase II and the Local Construction Services Agreement. No such payments are required or due at June 30, 2007. The accrued liability to Kerzner Investments with respect to such fee at June 30, 2007 was approximately $311,600.

    (v) Fifth, to pay Kerzner Investments an annual fee (in the form of a priority distribution) of $5,000,000 payable in equal quarterly installments of $1,250,000 beginning June 30, 2000 and ending December 31, 2006. The final payment was made during 2007.

    (vi) Sixth, to pay any accrued amounts for obligations performed with respect to periods prior to January 1, 2000 under the Management Services Agreement, the Organizational and Administrative Services Agreement and the Marketing Services Agreement. The final required payments under this priority were made during 2001.

    (vii) Seventh, for the period beginning March 31, 2000 and ending December 31, 2014, to pay each of Kerzner Investments and the Company 25% of the relinquishment payments as distributions.

    (viii)Eighth, to distribute all excess cash.

On July 26, 2007, TCA made distributions of $14,222,556 ($7,111,278 to each of Kerzner Investments and the Company) pursuant to the seventh priority and $13,236,796 ($6,618,398 to each of Kerzner Investments and the Company) pursuant to the eighth priority. Such distributions will be reflected in the financial statements for the quarter ending September 30, 2007.

In addition, TCA will not make any distributions pursuant to the Amended and Restated Omnibus Termination Agreement until it has annually distributed to its partners pro rata, the amounts related to its partners tax obligations as described in Section 3.03a(1) of the TCA Partnership Agreement less twice the amount of all other funds paid or distributed to the Company during such year pursuant to the Amended and Restated Omnibus Termination Agreement.

To the extent TCA does not have adequate cash to make the payments pursuant to the Amended and Restated Omnibus Termination Agreement, such amount due shall be deferred without the accrual of interest until TCA has sufficient cash to pay them.
                                       24

G - RESULTS OF OPERATIONS

COMPARISON OF OPERATING RESULTS FOR THE QUARTERS ENDED JUNE 30, 2007 AND 2006

Total expenses for the three-months ended June 30, 2007 were $2,955,389 compared with $3,243,042 for the three-months ended June 30, 2006. (a) Interest expense decreased by $310,910 and amortization of deferred financing costs decreased by $9,613 primarily due to the redemption of the 8.625% Senior Notes in the principal amounts of $6,042,000 and $8,377,000 on September 15, 2006 and March 15, 2007, respectively, and (b) salary - related party increased by $44,622 due to (i) the increase in Revenues of the Mohegan Sun and (ii) the increase in the percentage of the incentive compensation under the terms of Mr. Len Wolman's employment agreement that is based on the Revenues of Mohegan Sun that ranges from 0.00% to 0.10% of the Revenues of the Mohegan Sun (for the quarters ended June 30, 2007 and 2006 incentive compensation was calculated at 0.08% and 0.07%, respectively, of the Revenues of the Mohegan Sun).

Equity in income of Trading Cove Associates for the three-months ended June 30, 2007 was $8,976,426 compared with $8,596,927 for the three-months ended June 30, 2006. The Company has included amortization of purchased interests of $110,007 in each of the quarter's equity income. The Company's share of TCA's results fluctuates based upon revenues earned by TCA under the Relinquishment Agreement and distributions and payments made by TCA under the Amended and Restated Omnibus Termination Agreement.

As a result of the foregoing factors, the Company experienced net income of $6,114,766 for the three-months ended June 30, 2007 compared with net income of $5,452,868 for the three-months ended June 30, 2006.

COMPARISON OF OPERATING RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

Total expenses for the six-months ended June 30, 2007 was $6,653,566 compared with $7,119,262 for the six-months ended June 30, 2006. Interest expense decreased by $588,134 and amortization on deferred financing costs decreased by $7,423 primarily due to the redemption of the 8.625% Senior Notes in the principal amounts of $6,042,000 and $8,377,000 on September 15, 2006 and March 15, 2007, respectively, (b) salary - related party increased by $91,670 due to
(i) the increase in Revenues of the Mohegan Sun and (ii) the increase in the percentage of the incentive compensation under the terms of Mr. Len Wolman's employment agreement that is based on the Revenues of the Mohegan Sun that ranges from 0.00% to 0.10% of the Revenues of the Mohegan Sun (for the six-months ended June 30, 2007 and 2006 incentive compensation was calculated at 0.08% and 0.07%, respectively, of the Revenues of the Mohegan Sun).

Equity in income of TCA for the six-months ended June 30, 2007 was $18,077,000 compared with $16,715,923 for the six-months ended June 30, 2006. The Company has included amortization of purchased interests of $220,014 in each six-month period's equity income. The Company's share of TCA's results fluctuates based upon revenues earned by TCA under the Relinquishment Agreement and distributions and payments made by TCA under the Amended and Restated Omnibus Termination Agreement.

As a result of the foregoing factors, the Company experienced net income of $11,685,743 for the six-months ended June 30, 2007 compared with net income of $9,834,459 for the six-months ended June 30, 2006.

H- LIQUIDITY AND CAPITAL RESOURCES

The initial capital of the Company consists of the partnership interests in TCA contributed by Slavik Suites, Inc. and LMW Investments, Inc. in forming the Company. In connection with the offering of the 12.75% Senior Notes, the Company used approximately $25.1 million to purchase from Kerzner International $19.2 million in principal amount of Authority subordinated notes plus accrued and unpaid interest and subordinated notes fee amounts. In addition, TCA distributed approximately $850,000 in principal amount of Authority subordinated notes to the Company. In addition, the Company used approximately $10.6 million of the proceeds from the 12.75% Senior Notes to purchase RJH Development Corp.'s interests in TCA.

During September 1997 and on October 12, 1998 and 1999, the Company purchased from Kerzner International $2.5 million Authority subordinated notes plus accrued and unpaid interest and completion guarantee fee amounts (total cost approximately $2.8 million for each transaction).

On January 6, 1998 the Company paid $5 million to Leisure whereby Leisure gave up its beneficial interest of 5% of the organizational and administrative fee and excess cash of TCA and any other claims it may have had against the Company, TCA and TCA's partners and former partner.

In connection with the offering of the 9.50% Senior Notes, the Company used approximately $72 million to repurchase the 12.75% Senior Notes, distributed approximately $37 million to its new parent, Waterford Group, and paid the final $2 million to Leisure.

On December 30, 1999, the Authority paid to the holders of the Authority subordinated notes, an amount to satisfy all obligations of such Authority subordinated notes. The Company received $44,403,517 from the Authority. On December 30, 1999, TCA distributed $10,536,543 to its partners. The Company received $5,268,272.

On January 4, 2000 in accordance with the terms of the 9.50% Senior Notes indenture, and the Security and Control Agreement, $15,000,000 was transferred to restricted investments.

On January 4, 2000 also in accordance with the terms of the 9.50% Senior Notes indenture, the Company distributed $34,671,789 to its member Waterford Group.

On November 1, 2002, the Company distributed $15,000,000 to Waterford Group, as a Permitted Dividend, in accordance with the terms of the 9.50% Senior Notes indenture.

In connection  with the offering of the 8.625%  Senior  Notes,  the Company used
approximately   $111.8   million  to  repurchase  the  9.50%  Senior  Notes  and
distributed $44.5 million to Waterford Group.

Tax distributions totaling approximately $29,171,000 were made by the Company during 1999, 2000, 2001, 2002, 2003, 2004, 2005 and 2006 in accordance with the terms of the applicable indentures. On January 10, 2007, April 11, 2007, and June 11, 2007 tax distributions of approximately $3,816,000, $453,000 and $4,604,000 respectively, were made by the Company.

The Company distributed the following amounts to Waterford Group in accordance with the terms of the 8.625% Senior Notes Indenture.

                Date of Distribution                    Amount Distributed
               ----------------------                  --------------------
                September 15, 2003                           $98,080

                March 15, 2004                              $349,247

                September 15, 2004                          $249,567

                March 15, 2005                              $294,585

                September 15, 2005                          $336,050

                March 15, 2006                              $382,832

                September 15, 2006                          $397,337

                March 15, 2007                              $493,089

Accordingly, after taking into consideration net income (loss) since inception the Company has a member's deficit of approximately $85,116,000 and $97,215,000 at June 30, 2007 and 2006, respectively.

For the six-months ended June 30, 2007 and 2006, net cash provided by operating activities (as shown in the Condensed Statements of Cash Flows) was $12,056,993 and $10,023,387, respectively.

Current assets decreased from $10,716,411 at December 31, 2006 to $5,194,850 at June 30, 2007. The decrease was primarily attributable to (a) the scheduled semi-annual payment of interest on March 15, 2007 on the 8.625% Senior Notes in the amount of approximately $5,047,000, (b) by the redemption on March 15, 2007 of 8.625% Senior Notes in the principal amount of $8,377,000, at the redemption price of 105.581% of the principal amount being redeemed, and (c) by distributions to Waterford Group on January 10, 2007, March 15, 2007, April 11, 2007 and June 11, 2007 of approximately $3,816,000, $493,000, $453,000 and
$4,604,000, respectively and offset by approximately $12,057,000 of cash provided by operating activities.

Current liabilities decreased from $3,286,194 at December 31, 2006 to $2,906,827 at June 30, 2007. The decrease was primarily attributable to a decrease in accrued interest on senior notes payable of approximately $213,000 (on March 15, 2007 the scheduled semi-annual payment of interest on the 8.625% Senior Notes in the amount of approximately $5,047,000 was paid) and by a decrease in accrued expenses and accounts payable of approximately $167,000 (primarily attributable to a decrease in the amount due for salary-related party of approximately $149,000 and by the decrease in the amount due for accounting services of approximately $16,000).

For the six-months ended June 30, 2007 and 2006, net cash provided by investing activities (as shown in the Condensed Statements of Cash Flows) was $489,871 and $377,051, respectively. The net cash provided by investing activities in 2007 and 2006 was the result of net maturities and purchases of restricted investments.

The Company anticipates that no additional contributions will have to be made by the Company to TCA (to fund certain of TCA's development expenses in connection with the Project Sunburst expansion at the Mohegan Sun). As of June 30, 2007 $5,000,000 had been contributed by the Company to TCA to fund certain of TCA's development expenses in connection with the Project Sunburst expansion at the Mohegan Sun.

For the six-months ended June 30, 2007 and 2006, net cash used in financing activities (as shown in the Condensed Statements of Cash Flows) was $17,742,960 and $14,102,525, respectively. The net cash used in financing activities in 2007 was due to the redemption of the 8.625% Senior Notes on March 15, 2007 in the principal amount of $8,377,000 and by distributions to Waterford Group of $9,365,960. The net cash used in financing activities in 2006 was due to the redemption of the 8.625% Senior Notes on March 15, 2006 in the principal amount of $6,477,000, and by distributions to Waterford Group of $7,625,525.

Pursuant to the terms of the 8.625% Senior Notes Indenture, if the Company and Finance have any Company Excess Cash, as defined in the 8.625% Senior Notes Indenture, on February 1st or August 1st of any year, they must use such Company Excess Cash less all Required IRA True-Up Payments, as defined in the 8.625% Senior Notes Indenture, and less any amount set aside for the payment of accrued and unpaid interest on the interest payment date that corresponds to the redemption date for which the determination is being made, to redeem the 8.625% Senior Notes on the March 15th or September 15th following such dates. Any such redemption will be made at a price equal to a percentage of the principal amount being redeemed.

The Company and Finance have periodically redeemed portions of the 8.625% Senior Notes with Company Excess Cash pursuant to the terms of the 8.625% Senior Notes Indenture. The table below summarizes (a) the amount of Company Excess Cash that the Company and Finance have determined was available for the mandatory redemption of the 8.625% Senior Notes on February 1st and August 1st of each applicable year pursuant to the terms of the 8.625% Senior Notes Indenture, (b) the aggregate principal amount of 8.625% Senior Notes redeemed with such Company Excess Cash, (c) the date on which such redemption was consummated, and (d) the redemption price at which such redemption was made.


Date                Company Excess Cash        Principal Amount of      Dates of Redemption     Price (expressed as percentage of
                    (approximately)            notes redeemed                                   principal amount being redeemed)
----------------    -------------------        -------------------      --------------------    ---------------------------------
August 1, 2003        $   5,568,000              $ 1,912,000             September 15, 2003                 108.625%
February 1, 2004      $  14,534,000              $ 7,302,000               March 15, 2004                   108.625%
August 1, 2004        $  11,695,000              $ 5,025,000             September 15, 2004                 107.610%
February 1, 2005      $  12,098,000              $ 5,600,000               March 15, 2005                   107.610%
August 1, 2005        $  11,798,000              $ 5,599,000             September 15,2005                  106.596%
February 1, 2006      $  12,492,000              $ 6,477,000               March 15, 2006                   106.596%
August 1, 2006        $  11,688,000              $ 6,042,000             September 15, 2006                 105.581%
February 1, 2007      $  13,892,000              $ 8,377,000               March 15, 2007                   105.581%


On August 1, 2007 the Company and Finance had Company Excess Cash (which totaled approximately $12,590,000), as defined in the 8.625% Senior Notes Indenture, and after deducting (i) all Required IRA True-Up Payments, as defined in the 8.625% Senior Notes Indenture, (which totaled $0) and (ii) the amount set aside for the payment of accrued and unpaid interest on the interest payment date that corresponds to the redemption date for which the determination is being made (which totaled $4,686,221), the amount available for a mandatory redemption of the 8.625% Senior Notes totaled approximately $7,904,000, and accordingly on September 15, 2007 the Company and Finance will make a mandatory redemption of the 8.625% Senior Notes in the principal amount of $7,559,000 at the redemption price of 104.566%. Such redemption price is expressed as a percentage of the principal amount being redeemed.

The Company expects to fund its operating, debt service and capital needs from cash flows from the Company's share of payments from TCA, and from the Company's available cash. Based upon the Company's anticipated future operations, management believes that available cash flow will be sufficient to meet the Company's anticipated requirements for future operating expenses, future scheduled payments of principal and interest on the 8.625% Senior Notes and additional investments in TCA that may be required in connection with the Project Sunburst expansion at the Mohegan Sun. No assurance, however, can be given that the operating cash flow will be sufficient for that purpose.

Item 3 -- Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in interest rates, foreign exchange rates and equity prices. Changes in these factors could cause fluctuations in earnings and cash flows.

For fixed rate debt, changes in interest rates generally affect the fair value of the debt instrument, but not earnings or cash flows. Therefore, interest rate risk and changes in the fair value of fixed rate debt should not have a significant impact on earnings or cash flows until such debt is refinanced, if necessary. For variable rate debt, changes in interest rates generally do not impact the fair value of the debt instrument, but do affect future earnings and cash flows. The Company did not have any variable rate debt outstanding at June 30, 2007 and December 31, 2006. The fair value of the Company's long-term debt at June 30, 2007 and December 31, 2006 is estimated to be approximately
$113,284,000 and $123,773,000, respectively, based on the market quotations obtained by the Company.

The Company is exposed to market risks from fluctuations in interest rates and the effects of those fluctuations on market values of the Company's cash equivalents and restricted investments. Cash equivalents generally consist of overnight investments while the restricted investments at June 30, 2007 are principally comprised of an investment in a Federal Home Loan Bank Discount Note which was purchased at a discount of 5.09% and matures September 12, 2007 and an investment in the First American Treasury Obligations Fund. These investments are not significantly exposed to interest rate risk, except to the extent that changes in interest rates will ultimately affect the amount of interest income earned and cash flow from these investments.

The Company does not currently have any derivative financial instruments in place to manage interest costs, but that does not mean that the Company will not use them as a means to manage interest rate risk in the future.

The Company does not use foreign currency exchange forward contracts or commodity contracts and does not have foreign currency exposure in its operations.

Item 4 -- Controls and Procedures

(a)  Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing, and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired objectives.

As required by the Commission Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of June 30, 2007. Based on the foregoing evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

(b)  Changes in Internal Controls

There has been no change in the Company's internal controls over financial reporting during the Company's most recent quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal controls or financial reporting.

PART II -- OTHER INFORMATION

Item 1 -- Legal Proceedings:

On January 6, 1998, Leisure Resort Technology, Inc. ("Leisure") and defendants the Company, TCA, LMW Investments, Inc., and Slavik Suites settled a prior lawsuit brought by Leisure. In connection with this settlement, Leisure, the Company, TCA, LMW Investments, Inc., and Slavik Suites entered into a settlement and release agreement. Pursuant to this settlement and release agreement, the Company bought Leisure's beneficial interest in TCA.

By complaint dated January 7, 2000, as amended February 4, 2000, Leisure filed a four count complaint naming as defendants the Company, TCA, LMW Investments, Inc., Slavik Suites, Waterford Group, Len Wolman and Mark Wolman (collectively, the "Defendants"). The matter has been transferred to the complex litigation docket and is pending in Waterbury, Connecticut. The complaint alleged breach of fiduciary duties, fraudulent non-disclosure, violation of Connecticut Statutes
Section 42-110a, et seq. and unjust enrichment in connection with the negotiation by certain of the Defendants of the settlement and release agreement. The complaint also brought a claim for an accounting. The complaint seeks unspecified legal and equitable damages.

The Company and TCA asserted counterclaims against the plaintiff. Following discovery, the Company and TCA moved for summary judgment on the plaintiff's claims. The Court granted the Defendants' motion on August 4, 2004. The plaintiff appealed the Court's decision. On January 23, 2006, the Connecticut Supreme Court affirmed the trial court's ruling. Subsequently, the Company and TCA added additional counterclaims for vexatious litigation against Leisure, and brought the same vexatious litigation against certain of Leisure's shareholders as new counterclaim defendants. After certain motion procedures, the Court dismissed the vexatious litigation counterclaims against Leisure's shareholders. The Company and TCA have filed an appeal of the Court's decision dismissing those counterclaims against Leisure's shareholders. On July 25, 2007 the Company and TCA moved to default Leisure and the Court granted that motion.

Item 2 -- Changes in Securities:
       None

Item 3 -- Defaults upon Senior Securities:
       None

Item 4 -- Submission of Matters to a Vote of Security Holders:

No matters were submitted to the Company's security holders for a vote for the quarter ended June 30, 2007.

Item 5 -- Other Information:
       None